UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
The Glute Pros, LLC

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Utah

Date of organization:
13 April 2017

Physical address of issuer:
4252 S Ramona Street
Gilbert, AZ 85297

Website of issuer:
https://TheGlutePros.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
3,250

Price (or method for determining price):
$20

Target offering amount:
$65,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$300,000

Deadline to reach the target offering amount:
30 Jun 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	840	0
Cash & Cash Equivalents	840	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	44,270	0
Cost of Goods Sold:	34,728	0
Taxes Paid:	0	0
Net Income:	(11,399)	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the fitness equipment industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the fitness equipment industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the health & fitness industry;
- growth of, and risks inherent in, the health & fitness industry in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to The Glute Pros, LLC shall include any joint venture in which The Glute Pros, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of The Glute Pros, LLC.

"Company " means The Glute Pros, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means The Glute Pros, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Membership Units of The Glute Pros, LLC.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
The Glute Pros, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jared Davis   **Dates of Board Service: April 2017**

Principal Occupation:
CEO of the Glute Pros.

Jared Davis has been in the health and fitness industry since high school. He has played college and semi-pro football and has engraven health and fitness into all facets of his life. In 2003 Jared was certified as a personal trainer and as a sports nutritionist. After his certification, Jared began to develop and cultivate a number of relationships in the health and fitness industry.

In 2005, Jared was hired by "One World Nutrition" He later became the Vice President of the Professional Athlete Division. Jared was able to work with and train a number of high profile professional athletes. Some of these include:

● Jay Cutler, who was named "Mr. Olympia" in 2006, 2007, 2009 and 2010, and is considered by many to be the best bodybuilder in the world.
● B.J. Flores, who has been the champion to a number of titles including the IBO, WBA, WBO, and IBF Cruiserweight.
● Josh Burkman, an MMA fighter and Ultimate Fighter contestant,
● Kenny Milne, a professional bodybuilder and sports consultant to many professional football athletes from the New York Giants, and Tennessee Titans organizations.

Jared was also very instrumental in starting the personal training division for Snap Fitness and has the fastest membership growth and personal training clientele to date (147 clients in 3 months, and over 600 members in 3 months). While Jared was at Snap Fitness, he was recruited and consulting for a number of fitness companies including:

● Pod Fitness
● Next Fit
● Fit Flicks
● Strong Health

After his time at Snap Fitness Jared help start a medical clinic (Osteoarthritis Centers of America) in Carlsbad California.OCOA specializes in joint rejuvenation using fluoroscopy and advanced physical therapy. Jared's past experience in management, billing, and marketing made him a key member of the team that help establish the clinic and got it running. It was acquired by Smartcare Health Centers and is thriving today with multiple locations in a number of states across the country.
In 2013, Jared co-founder of FitForce Technologies, LLC which has multiple innovative fitness products that Jared is currently taking to market.

In 2017, Jared came up with, designed and developed the Glutes Pros total leg and glute developer.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jared Davis   **Dates of Service: April 2017**

Principal Occupation:
CEO of the Glute Pros.

Jared Davis has been in the health and fitness industry since high school. He has played college and semi-pro football and has engraven health and fitness into all facets of his life. In 2003 Jared was certified as a personal trainer and as a sports nutritionist. After his certification, Jared began to develop and cultivate a number of relationships in the health and fitness industry.

In 2005, Jared was hired by "One World Nutrition" He later became the Vice President of the Professional Athlete Division. Jared was able to work with and train a number of high profile professional athletes. Some of these include:

● Jay Cutler, who was named "Mr. Olympia" in 2006, 2007, 2009 and 2010, and is considered by many to be the best bodybuilder in the world.
● B.J. Flores, who has been the champion to a number of titles including the IBO, WBA, WBO, and IBF Cruiserweight.
● Josh Burkman, an MMA fighter and Ultimate Fighter contestant,
● Kenny Milne, a professional bodybuilder and sports consultant to many professional football athletes from the New York Giants, and Tennessee Titans organizations.

Jared was also very instrumental in starting the personal training division for Snap Fitness and has the fastest membership growth and personal training clientele to date (147 clients in 3 months, and over 600 members in 3 months). While Jared was at Snap Fitness, he was recruited and consulting for a number of fitness companies including:

● Pod Fitness
● Next Fit
● Fit Flicks
● Strong Health

After his time at Snap Fitness Jared help start a medical clinic (Osteoarthritis Centers of America) in Carlsbad California.OCOA specializes in joint rejuvenation using fluoroscopy and advanced physical therapy. Jared's past experience in management, billing, and marketing made him a key member of the team that help establish the clinic and got it running. It was acquired by Smartcare Health Centers and is thriving today with multiple locations in a number of states across the country.
In 2013, Jared co-founder of FitForce Technologies, LLC which has multiple innovative fitness products that Jared is currently taking to market.

In 2017, Jared came up with, designed and developed the Glutes Pros total leg and glute developer.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jared Davis	66,600 Membership Units	66.6%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$65,000**	**$300,000**
Less: Offering Expenses		
Portal Fee	$650	$3,000
Other Offering Expenses	$1,650	$5,500
Net Proceeds	**$62,700**	**$291,500**
Manufacturing of Units in China	$35,000	$195,000
Inventory Storage and Management	$8,000	$18,000
Shipping Fees	$10,000	$50,000
Marketing Expenses	$5,000	$20,000
Operating Expenses	$4,700	$8,500

We are looking to raise up to $300,000 through a Regulation Crowdfunding offering. Use of Funds include bulk order purchasing to make the manufacturing and shipping of units from China economically feasible, the smallest shipping container would hold 60 units. As such, Glute Pros' biggest expense is manufacturing and shipping. The funds raised would allow Glute Pros to purchase inventory to fulfill the outstanding demand for the product. Additional funds would also be used for marketing and operations.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Units Subscription Agreement by signing it electronically.

2. Once the Membership Units Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$65,000
Maximum Target	$300,000
Pre-money Valuation	$2,000,000
Equity Offered	3.15% - 13.04%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	30 Jun 2020

Unit Price $20.00

Units Offered
3,250 - 15,000

Units Issued After Offering
103,250 - 115,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
>
> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Unit:	200,000	100,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Membership Units

The $20 per Unit purchase price has been determined by our board of directors without an independent valuation of the Membership Units.

We generated revenue of $44,270 in 2018, which was primarily realized in the second half of the fiscal year. With the funds raised in this offering, we expect we could achieve annual revenue of $100,000. We apply 20x price-to-revenue for our valuation, which gives the company at a valuation of 2 million, or $20 per Membership Units, given an issued number of units of 100,000.

We established the offering price based on our estimate of capital and expense requirements, and desirable expectation of our future profitability, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Membership Units. The Membership Units may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

Methods for how the securities may be valued by the issuer in the future:

We may apply the following valuation methods for the future valuation of our membership units or securities to be issued:

1. Recent comparable financings of companies similar and comparable to us.
2. Market value based on recent M&A transactions in the sector
3. Discounted cash flow method ("DCF")
4. Price/Book Value, Price/Earnings/Revenue Ratio of companies similar and comparable to us.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

● Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
● The majority owner may make a decision that the Purchasers consider bad and put Purchaser's interest in the Issuer at risk.
● Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
● Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
● Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
● The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. Additional Issuances of Securities
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its

fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The Company does not have material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?
The Company does not have exempt offerings has the issuer conducted within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

The Company does not have any such transactions.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
The Glute Pros (the Company) is a Limited Liability Company organized in the State of Utah in April 2017 and began operations during the 2018 year.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Revenues
Revenues in 2018 were $44,270, which was come from the sales of the Glute Pros product - the total glute and leg-focused home gym workout tower set.

Our revenue is recognized on the accrual basis and as earned. This is typically when the client pays for the order upon purchase because orders are fulfilled shortly after.

Cost of Goods Sold and Operating Expenses
Cost of Goods Sold
Our cost of goods sold consists primarily of expenses associated with the delivery and distribution of our products. The cost of goods in 2018 was 34,728.

Operating Expenses
Total operating expenses in 2018 were $20,941, including consulting fees, contractors expenses, office supplies & software and reimbursable expenses.

Net Income
Net loss for the 12 months ended December 31, 2018 was $11,399.

Cash flows
In 2018, the cash flow used by operating activities was $11,399 and during the year we didn't use any cash for investing activities. Cash flow from financing activities was $12,239, which was the shareholder contributions during the year. Our net cash increase was $840 during the fiscal year 2018.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $840 as of December 31, 2018.

The Company will fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $65,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

Discussion of Operations

The year 2018 was an important milestone for the Glute Pros. This was the first year when the Glute Pros flagship product - the total glute and leg-focused home gym workout tower set was introduced to the market. Our team consists of experts from the fitness industry, including owners of gym centers, gym coach and trainers. With the successful launch of our flagship product in 2018, we are set forth to build a strong foundation for business expansion and future development.

As we keep moving with the current market trend in the fitness industry and seize possible opportunities, we are more focused and dedicated to strengthening our positions towards a premium fitness equipment producer, despite the fact that we are put to the test under a challenging and fast-changing environment. Nevertheless, the fitness equipment industry especially in the United States enjoyed strong growth and was duly recognized by the investment community.

The Glute Pros will continue to solidify its unique position in the fitness equipment industry by producing value-for-money functional products. Starting from our flagship product, the Glute Pros tower set, we are looking forward to expanding our product range to professional and niche fitness workout products and accessories.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://TheGlutePros.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jared Davis

_____
[Signature Code: oiS4FwAi2m-8jUALBJtKva--0CBySo4ma2gQOtu9tdYGrf4-n96gGNWp4klYn-KYVLwtH5aAlboxwNxcRwoRaE7JjfUvbg271wfqUQ3-oZM]

Jared Davis
Chief Executive Officer
The Glute Pros, LLC.
Date: 3 Mar 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Business Plan
2019



EXECUTIVE SUMMARY

The Glute Pros LLC primarily designs, develops and market glute and leg system under our "The Glute Pros" brand. We also design, market and sell accessory products under the same brand. We sell our products to individuals and gym center in the United States. The Glute Pros LLC is in the business of selling all in one Glute and Leg system which provides an all-encompassing lower body workout, targeting people at every fitness level, from aspiring college athletes to weekend warriors. With our knowledgeable staff in the fitness industry we believe our flagship product is a complete lower body workout system that has commercial quality for their home or personal gyms. With millions of home and personal gyms across the nation and lower body Glutes being the number one desired body part in women, this untapped market is there for the taking and the Glute Pros glute and lower body system is there to revolutionize the glute development industry.

We place great emphasis on brand building and promote "The Glute Pros" products through advertisements in the social media, sponsorships and various other promotional activities.

OUR STRENGTHS

We believe that our competitive strengths position us well to capitalize on the increasing consumer demand on easily-to-use,space-saving and lower bodies workout solution. We believe our competitive strengths include:

- Well-established brand position
- High quality and functionality of The Glute Pros all in one Glute and Leg system
- Strong and effective marketing and promotional capabilities
- Experienced management team

BUSINESS STRATEGIES

We aim to become the top sporting goods brand in the United States by leveraging our competitive strengths and by implementing the following strategies:

Enhance brand image and recognition
We believe that brand image is a key factor in our target consumers' purchasing decisions. We will continue to build our brand image as a trendy, high quality and performance fitness equipment brand and bolster the association of the "The Glute Pros" brand with our corporate values. We intend to increase our marketing campaigns and activities, raise our broadcast presence through social media, and expand our endorsement

arrangements. We plan to capitalize on marketing opportunities offered by America's Real Deal, an interactive, entertaining nationwide TV



show featuring Kevin Harrington and Forbes Riley. We believe that a popular and reputable brand image and the ability to offer a complete, consistently high quality and performance body workout systems are key to securing future growth in our business.

Improve product research, design and development capabilities
We believe that sustaining our market position and reputation for quality and performance will require increased research, design and development efforts. We may participate in joint research and design initiatives with external design studios and educational and technological institutes.

Increase our scale of production
We believe that the enhancement of our scale of production will allow us to better respond to the rapid changes in consumer preferences. This is also an important step in reducing our production costs and will help shorten production lead time. We expect that increasing our production capacity and efficiency will provide us with greater flexibility in our production operations and increase our ability to quickly respond to market changes and to capture market opportunities. **In particular, by purchasing 60 units at a time, product costs decrease to a total of $48,000 for an individual cost of $800.**

Brand promotion
We consider that our "The Glute Pros" brand is invaluable to our operations. Our major goal in brand management is to create a strong brand image and increasing brand recognition. We from time to time evaluate market information and trends, coordinates unified brand marketing strategies, generates and carries out advertising and promotional activities, coordinates market surveys and manages our sponsorship and endorsement programs as well as our relations with the media. We primarily utilize social networks, the internet, press media advertising campaigns. Our advertisements focus on our products and their features, our brand and the "The Glute Pros" logo.



LOOK GREAT ● GET FIT ● FEEL GOOD ● WORK OUT

The **Glute** Pros have developed a first of its kind, all in one Glute and Leg system which provides an all-encompassing lower body workout. The fitness industry is over an $80 Billion dollar industry with Fitness Equipment making up $10 billion of that. These industries are only going to grow given the country's continued appreciation of health and fitness. A look on Instagram and any fitness magazine shows a new found appreciation for a firm and round backside. In fact, lower bodies are currently the number one desired improved body part in women.

The Glute Pros glute and leg system aim to fill the fitness void created by the glute craze. The Glute Pros glute and leg system are for those wanting a complete lower body workout system that has commercial quality for their home or personal gyms. With millions of home and personal gyms across the nation and Lower body Glutes being the number one desired body part in women, this untapped market is there for the taking and the Glute Pros glute and lower body system is there to revolutionize the glute development industry.












THE GLUTE PROS

The total glute and leg focused home gym, designed by professionals exclusively for women.

1. Glute Pros Tower
2. Glute Pros Squat Pro
3. Glute Pros Plyo Box
4. Glute Pros Custom Bands Starter Kit
5. Glute Pros Custom Waistband
6. Glute Pros Custom Ham Pad
7. Glute Pros Carabiner kit
8. Glute Pros Custom Handles

The Main Frame:
Suggested Workouts
- Squats
- Deadlifts
- Belted Lunges
- Hip Thrusts

Adjustable Plyo Box:
Suggested Workouts
- Box Jumps
- Butterfly Kickbacks
- Reverse Hypers
- Step Ups

Slant Pad:
Suggested Workouts
- Sumo Squats
- Glute Bridges
- Hip Thrusts
- Bulgarian Split Squats

Hamstring Plate:
Suggested Workouts
- Belted & Banded Hack Squats
- Hamstring Curls
- Single Lunges
- Isolated Reverse Hyper Extensions





PERSONALIZED PERFECTION

The Glute Pros is designed specifically for women who want to do the exercises that consist of **vulnerable movements** in commercial gyms - **within** the comfort of **their own home.**This complete gym solution will allow you to perform all of your **favorite gym exercises without the compromising positions in a crowded gym.**

DOZENS OF EXERCISES



- Hip Thrusts
- Single Leg Hip Thrusts
- Stationary Split Squat
- Bulgarian Split Squat
- Inverted Split Squat
- Sumo Squats on Platform
- Single Leg Step-ups
- Deadlifts
- Barbell Squats
- Reverse Hyper Extensions
- Standing Glute Kickbacks
- Donkey Kick-Backs
- Plyo Jumps
- Kneeling Banded Hip Thrusts
- Floor Glute Ham Developer
  ...and dozens more!

GLAMOROUS GLUTES

The Glute Pros is the **first and only** exercise equipment available that allows for **hundreds of lower body exercises with one elite machine.** Its innovative design specifically targets building glutes and leaning legs, without building unwanted muscle in quads and inner thigh regions.

Designed as a commercial grade piece of equipment that allows you to complete hundreds of glute specific exercises based on your **personal body goals**, each exercise is customized to the user by the simple adjustment of band lengths and weight resistance, making the Glute Pros more effective than anything else on the market today.





Funding Needed

We are looking to raise up to $300,000 through a Regulation Crowdfunding offering. Use of Funds include bulk order purchasing to make the manufacturing and shipping of units from China economically feasible, the smallest shipping container would hold 60 units. As such, Glute Pros' biggest expense is manufacturing and shipping. The funds raised would allow Glute Pros to purchase inventory to fulfill the outstanding demand for the product. Additional funds would also be used for marketing and operations.

Marketing and Promotional Strategies

- Targeting our primary audience in the fitness, health, and wellness world.
- Strategically reaching out to target audience through television, social media: Facebook, Instagram, Twitter, Pinterest, Linkedin etc.
- Working to partner with SMO Influencers and athletes to promote products and services.
- Partnering with crowdfunding platforms to raise capital through equity-based crowdfunding, increasing our community presence.
- Participating and being featured on Season One of America's Real Deal for national exposure.





Jared Davis

CEO



Angalee Davis

OWNER



Darren Neilson

ATTORNEY



Whitney Jones

OWNER



Damian Segovia

OWNER



Appendix B - RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our products are used in situations that are inherently risky.
The products that we manufacture are typically used in applications and situations that involve risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury or death.

We may face product liability and other claims exposure for which we may not be able to obtain adequate insurance.
In cases of product liability and other claims arising in tort, or claims for indirect and consequential loss, we may become subject to one or more product liability claims that, individually or together, could adversely affect our operations, financial condition and operating results. These claims could be expensive to defend and require the expenditure of significant resources and we cannot guarantee that our insurance coverage would be sufficient to cover the payment of any potential claim. Any claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

Dependence on outside manufacturers
We depend heavily on various third-party manufacturers to manufacture our products. If there is any delay in delivery, or failure to meet our expectations and requirements, our business could be seriously affected. Currently, we rely on outside manufacturers for most of our products. In the event that any of our manufacturers should become too expensive or suffer from quality control problems or financial difficulties, we would have to find alternative sources, but we cannot guarantee that we can find alternative sources timely or at the same cost level.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our success depends upon the continuing services of our management team. We must continue to attract, retain and motivate a sufficient number of qualified personnel to maintain consistency in the quality and operation of our business. In addition, competition for experienced management and operating personnel in the health & fitness industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our key management and operating personnel or attract and retain high-quality personnel in the future.

Successful implementation of our business strategies and future plans are subject to uncertainties.
We plan to achieve our business growth by implementing a series of strategies as discussed in our business plan. However, there is no guarantee that we will be able to implement these strategies and future plans successfully, which in turn are subject to uncertainties and changing market conditions. Our development and business expansion plans are formulated based on assumptions

on the occurrence of certain future events, which may or may not materialise. There is also no assurance that any of our business strategies will yield the benefits or achieve the level of profitability we anticipate. If this happens, our results of operations and financial conditions could be adversely affected.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

We believe our brand and related intellectual property are important to our continued success. We seek to protect our brand name "The Glute Pros", copyrights and other intellectual property by exercising our rights under applicable state and federal laws. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brands may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation, could lead to fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

Our business depends on our brand and reputation.

Our business depends on our brand and reputation as a designer and supplier of The Glute Pros, designed specifically for women. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "The Glute Pros" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We incurred a net loss of approximately $11,399 in 2018, primarily because we incurred significant consulting fees of approximately $15,000 on R&D, spent money on contractors and incurred miscellaneous expenses on brand building and marketing activities for the purpose of driving the expansion of our business during the year, and also because we set lower prices for our products which were introduced to the markets in 2018 in order to promote these products to the market. We expect our operating expenses to increase as we expand our operations. Our ability to maintain profitability depends on the market conditions, the continued market acceptance of our "The Glute Pros" products, the competitiveness of our products and our ability to provide new products and services to meet the demand of our target consumer groups. There is no assurance that we will not incur additional losses in the future.

We expect that our revenue growth rate will fluctuate in the future as a result of a variety of factors. You should not rely on the revenue growth of any prior period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on business development and acquisitions, sales and marketing and general administration, including legal and accounting expenses. As a result, if we are unable to maintain adequate revenue growth and to manage our expenses effectively, we may incur significant losses in the future and may not be able to achieve and maintain profitability. As a result, we may continue to generate losses and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to maintain profitability.

We may not have timely access to adequate capital financing

We may require access to a adequate amount of capital in order to fund our continued operation and expansion. Moreover, we may not have timely, or able to access to adequate capital financing when suitable business opportunities arise. If we are unable to obtain sufficient resources to fund our operation or expansion plans, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Failure to effectively promote our "The Glute Pros" brand may adversely affect our performance and sales of "The Glute Pros" branded products

We believe that brand image is a key factor in consumers' purchasing decisions for our products. Our "The Glute Pros" brand is therefore critical to our success in the fitness equipment market. We market our "The Glute Pros" brand through various media channels and if we fail to successfully promote our "The Glute Pros" brand in the United States, the goodwill attached to our "The Glute Pros" brand may decrease, and the market recognition of the "The Glute Pros" brand may suffer. As a result, consumer confidence in our "The Glute Pros" brand may be eroded and our business, profitability, and results of operations may be adversely affected.

Our future success depends on our ability to anticipate and respond in a timely manner to ever-evolving consumer tastes and preferences for fitness equipment products

The success and popularity of our fitness equipment products depend on our ability to identify trends and design products that appeal to our targeted customers. Trends and consumer preferences, however, may change frequently. We are unable to guarantee that we can anticipate and respond in a timely manner to changes in consumer tastes and preferences. If we are unable to successfully adjust to changes in consumer tastes and preferences, the demand for our products may decrease and our business, financial condition and results of operations may be adversely affected.

Our operating results may be adversely affected by increases in the market prices of raw materials if we are unable to pass on the increased cost of raw materials to our customers through higher prices for our products

Our operations depend on obtaining adequate supplies of raw materials, including metallic and plastic parts. The prices of certain of our key raw materials, such as plastic parts, are subject to fluctuations. We may also experience difficulty in obtaining other acceptable quality materials on a timely basis and the prices that we pay for such materials may increase due to increased industry demand. If we are unable to pass on the increased cost to our customers, our business, financial condition and results of operations may be adversely affected.

RISKS RELATED TO THE OFFERING

We determined the price of the Membership Units arbitrarily.
The offering price of the Membership Units has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the Units is the fair market value of the Units or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
THE GLUTE PROS, LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among The Glute Pros, LLC, a company organized and existing under the laws of the State of Utah ("The Glute Pros" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, The Glute Pros has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of The Glute Pros (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, The Glute Pros hereby issues to the Subscriber, and the Subscriber hereby subscribes from The Glute Pros **[Shares Subscripted] Units**, at a Per Units Price equal to **$20.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to The Glute Pros as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge The Glute Pros 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of The Glute Pros and such decision is based upon a review of the Form C which has been filed by The Glute Pros with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from The Glute Pros in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about The Glute Pros;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in The Glute Pros;

d. The Glute Pros is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless The Glute Pros from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless The Glute Pros and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to The Glute Pros in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to The Glute Pros in connection therewith;

f. the Subscriber acknowledges that The Glute Pros has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and The Glute Pros shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and The Glute Pros is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with The Glute Pros (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in The Glute Pros is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on The Glute Pros is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and The Glute Pros and depends on the advice of its legal and financial advisors and agrees that The Glute Pros will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and The Glute Pros; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by The Glute Pros. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by The Glute Pros and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes The Glute Pros to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that The Glute Pros shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jared Wayne Davis

_____
Name: Jared Wayne Davis
Title: CEO
The Glute Pros, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

GLUTE PROS

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2017 & DECEMBER 31, 2018



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 15, 2019

To the Shareholders
Glute Pros
Gilbert, AZ

We have reviewed the accompanying financial statements of Glute Pros, which comprise the balance sheets as of December 31, 2017 and December 31, 2018, and the related statements of income, change in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

Unaudited financial statements - see accompanying notes and independent accountant's review report

GLUTE PROS

BALANCE SHEET
AS OF DECEMBER 31, 2017 & DECEMBER 31, 2018

ASSETS

	December 31, 2017	December 31, 2018
Current assets		
Cash	$ -	$ 840
Accounts Receivable	-	-
Total current assets	-	840
Property and equipment, net	-	-
Total assets	$ -	$ 840

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2017	December 31, 2018
Current liabilities		
Accounts payable	-	-
Accrued payroll	-	-
Total current liabilities	-	-
Long-term debt	-	-
Total liabilities	-	-
	-	-
Member's Equity	-	840
Total member's equity and liabilities	$ -	$ 840

GLUTE PROS

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

	December 31, 2017	December 31, 2018
Sales	$ -	$ 44,270
Total revenue	-	44,270
Cost of Sales	-	34,728
Gross Profit	-	9,542
Expenses		
Advertising & Marketing	-	658
Bank Charges & Fees	-	381
Car & Truck	-	197
Consulting Fees	-	15,000
Contractors	-	1,300
Meals & Entertainment	-	40
Office Supplies & Software	-	1,000
Other Business Expenses	-	29
Outside Services	-	153
Reimbursable Expenses	-	1,970
Payroll	-	214
Total expenses	-	20,941
Net loss	$ -	$ (11,399)

GLUTE PROS

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

	December 31, 2017	December 31, 2018
Cash flows from operating activities		
Net income:	$ -	$ (11,399)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	-	-
Amortization	-	-
Changes in other assets and liabilities	-	-
Net cash used in operating activities	-	(11,399)
Cash flows from investing activities		
Disposal of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities		
Shareholder contributions	-	12,239
Net cash provided by financing activities	-	12,239
Net increase (decrease) in cash	-	840
Cash at beginning of period	-	-
Cash at end of period	$ -	$ 840

GLUTE PROS

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

	Total
Balance at January 1, 2017	$ -
Shareholder Contributions	-
Net loss	-
Balance at December 31, 2017	-
Balance at January 1, 2018	$ -
Shareholder Contributions	12,239
Net loss	(11,399)
Balance at December 31, 2018	840

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 & DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Glute Pros (the Company) is a Limited Liability Company organized in the State of Utah in April 2017 and began operations during the 2018 year. The Company is owned by Jared Davis, Whitney Jones, Damian Segovia, Darren Neilsen, and Chris Brennan. The Company sells high quality fitness equipment, glute and leg equipment, specifically designed for gyms or home gyms. Services are currently provided primarily to individuals and businesses based in the United States of America. The Company operates in the 423910 NAICS industry classification code. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America

Accounts Receivable

There are no Accounts Receivable balances currently and the Company does not expect to have them in the foreseeable future. The current structure of sales is that customers pay for their order at the time of purchase.

Property and Equipment

There is no Property or Equipment owned by the Company. Property and equipment will be stated at cost when acquired. The Company will calculate and record depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis.

With the exception of certain major items, expenditures for maintenance and repairs will be expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Revenue Recognition

Revenue is recognized on the accrual basis and as earned. This is typically when the client pays for the order upon purchase because orders are fulfilled shortly after. This happens within the reporting period which results no unrecognized revenue to report at the end of the 12/31/2017 or 12/31/2018 periods.

Income Taxes and Uncertain Tax Positions

The Company is not a taxpaying entity for federal income tax purposes, and accordingly no federal income tax provision has been recorded in the financial statements. The Company did not recognize any tax-related interest or penalties on the statements of income for the years ended December 31, 2017 or December 31, 2018 and the Company has no unrecognized tax benefits and no uncertain tax positions for the those same years. Revenue and expense activity of the Company is included with the revenue and expenses of the Company's owners. As a result, the Company's owners recognize any and all tax effects resulting from the Company's financial activity.

The Company is not a taxpaying entity for state income tax purposes, and accordingly no state or local income t provision has been recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the year ended December 31, 2017 was $0 and for the year ended December 31, 2018 it was $658.

NOTE 2 - RELATED PARTY RECEIVABLE

The Company does not have any related party receivable balances to report.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was January 15, 2019.